UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 10, 2014

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
 Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated February 10, 2014, announcing the settlement of pending patent litigation between STMicroelectronics and InvenSense.

PR No.C2746C

InvenSense and STMicroelectronics Announce Settlement of Pending Patent Litigation

Neither company makes any admission of liability with respect to lawsuits

Geneva (Switzerland) and San Jose (California/USA), February 10, 2014 – STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, the world’s top MEMS (Micro-Electro-Mechanical Systems) manufacturer and the leading supplier of MEMS for devices for consumer and mobile applications1, and InvenSense (NYSE: INVN), the leading provider of MotionTracking™ sensor system on chip (SoC) and Sound devices, announced today that they have settled all pending proceedings  between them and have entered into a patent cross license agreement.

The two companies had instituted various proceedings beginning in May 2012 in the United States District Court for the Northern District of California, the United States District Court for the Eastern District of Texas, the United States Patent and Trademark Office and with the United States International Trade Commission. This settlement and patent cross license resolves all such actions.

Under terms of the settlement, neither ST nor InvenSense has made any admission of liability with respect to such proceedings. Other terms between the parties are confidential.

About InvenSense
InvenSense Inc. (NYSE: INVN) is a leading provider of MotionTracking™ sensor system on chip (SoC) and Sound solutions for consumer electronic devices. The company’s patented InvenSense Fabrication Platform and patent-pending MotionFusion™ technology address the emerging needs of many mass-market consumer applications via improved performance, accuracy, and intuitive motion-, gesture- and sound-based interfaces. InvenSense technology can be found in consumer electronic products including smartphones, tablets, wearables, gaming devices, optical image stabilization, and remote controls for Smart TVs. The company’s MotionTracking products are also being integrated into a number of industrial applications. InvenSense is headquartered in San Jose, California and has offices in China, Taiwan, Korea, Japan, Slovakia, and Wilmington, MA. More information can be found at www.invensense.com.

1 Source: IHS Consumer and Mobile MEMS Market Tracker H1 2013.

About STMicroelectronics
ST is a global leader in the semiconductor market serving customers across the spectrum of sense and power and automotive products and embedded processing solutions. From energy management and savings to trust and data security, from healthcare and wellness to smart consumer devices, in the home, car and office, at work and at play, ST is found everywhere microelectronics make a positive and innovative contribution to people’s life. By getting more from technology to get more from life, ST stands for life.augmented.

In 2013, the Company’s net revenues were $8.08 billion. Further information on ST can be found at www.st.com.

For further information, please contact:

STMicroelectronics
INVESTOR RELATIONS:
Tait Sorensen
Group VP, Investor Relations
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Michael Markowitz
Director Technical Media Relations
+1 781 591 0354
michael.markowitz@st.com
Nelly Dimey
Director, Corporate Media and Public Relations
Tel: +33 158 077 785
nelly.dimey@st.com

InvenSense, Inc.
FOR INVESTOR INQUIRIES, CONTACT:
Leslie Green
Green Communications Consulting, LLC
650.312.9060
ir@invensense.com

FOR PRESS INQUIRIES, CONTACT:
David Almoslino
Senior Director
Marketing and Communications
InvenSense, Inc.
408.501.2278
pr@invensense.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: February 10, 2014	By:	/s/ Carlo Ferro

	Name:	Carlo Ferro
	Title:	Chief Financial Officer Executive Vice President Finance, Legal, Infrastructure and Services